EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of PrivateBancorp, Inc. as of December 31, 2005:

Subsidiary	Jurisdiction of Incorporation or Organization

The PrivateBank and Trust Company	Illinois

Lodestar Investment Counsel, LLC (a subsidiary of The PrivateBank and Trust Company)	Delaware

The PrivateBank	Federal

PrivateBancorp Statutory Trust II	Delaware

Private Investment Limited Partnership I	Illinois

The PrivateBank Mortgage Company, LLC	Illinois

PrivateBancorp Statutory Trust III	Connecticut

The PrivateBank – Michigan	Michigan

Bloomfield Hills Statutory Trust I	Delaware

TrustCo, Company	Missouri